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                                                                   EXHIBIT 99

                                 CAUTIONARY STATEMENT

     Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA") are included in our Form 10-K. The words or phrases "believes," "may," "will," "expects," "should," "continue," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions identify forward-looking statements in our Form 10-K and in our future filings with the Securities and Exchange Commission, in our press releases, in our presentations to securities analysts or investors, and in oral statements made by or approved by an executive officer of Endocardial Solutions, Inc. Forward-looking statements involve risks and uncertainties that may materially and adversely affect our business, results of operations, financial condition or prospects, and may cause our actual results to differ materially from historical results or the results discussed in the forward-looking statements.

     You should consider carefully the following cautionary statements if you own our common stock or are planning to buy our common stock. We intend to take advantage of the "safe harbor" provisions of the PSLRA by providing this discussion. We are not undertaking to address or update each factor in future filings or communications regarding our business or results except to the extent required by law.

OUR SUCCESS DEPENDS ON DEVELOPING AND COMMERCIALIZING THE ENSITE SYSTEM

     The EnSite System is currently our only potential product, and our success depends entirely on the successful development, commercialization and market acceptance of the EnSite System. Development of the EnSite System is ongoing and we have not yet demonstrated our system to be effective and safe according to United States and international regulatory guidelines. The EnSite System will require additional clinical trials and, ultimately, United States and international regulatory approvals before it can be fully marketed in the United States and abroad. Problems in the following areas could materially delay the commecialization of the EnSite System or prevent its market introduction entirely:

     -    research and development,
     -    clinical testing,
     -    regulatory submissions and approval,
     -    product manufacturing and commercial scale-up,
     -    marketing, or
     -    product distribution.

We will not generate any significant revenue until the EnSite System is successfully commercialized. We cannot assure you that we will ever derive substantial revenues from the sale of the EnSite System.

OUR LIMITED CLINICAL TESTING HAS NOT YET PROVEN OUR PRODUCTS TO BE SAFE AND EFFECTIVE

     We have conducted only limited clinical trials on patients for ventricular tachycardia ("VT") and supraventricular tachycardia ("SVT") in the United States and in Europe, and we have at times experienced complications in our clinical trials. During the third and fourth quarters of 1998, we submitted to the United States Food and Drug Administration (the "FDA") two premarket notification applications under Section 510(k) of the Food, Drug and Cosmetic Act (the "FDC Act") containing the results of our left ventricular and right atrium multi-center clinical trials. We believe, however, we will be required to conduct more extensive clinical testing in the United States in order to support a premarket approval ("PMA") application to the FDA for marketing approval. Patients selected for clinical trials must meet stringent guidelines to undergo testing, and we cannot assure you that patients can be enrolled in clinical trials on a timely basis. Further, we cannot assure you that any of our products will prove to be safe and effective in clinical trials under United States or international regulatory guidelines. The clinical trials may identify significant technical or other obstacles to be overcome prior to obtaining approvals. If the EnSite System does not prove to be safe and effective in clinical trials, our business, financial condition and results of operations would be materially and adversely affected.

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WE MUST OBTAIN REGULATORY APPROVAL BEFORE WE CAN SELL OUR PRODUCTS

     The manufacture and sale of medical devices, including the EnSite System, are subject to extensive regulation in the United States, principally by the FDA and corresponding state agencies, and in other countries. In the United States, our products are subject to the FDA's premarket approval requirements, which have not yet been satisfied. Securing FDA approvals requires us to submit extensive clinical data and supporting information to the FDA. During the third and fourth quarters of 1998, we submitted to the FDA two premarket notification applications under Section 510(k) of the FDC Act containing the results of our left ventricular and right atrium multi-center clinical trials. In March 1999, we determined that our FDA application for left ventricular use of the EnSite System will be submitted as a PMA application. However, we may not be able to file a PMA application with the FDA to market the EnSite System for diagnosing VT in the United States until we complete more extensive clinical trials. The process of obtaining FDA and other required regulatory approvals is lengthy, expensive and uncertain.

     Sales of medical devices outside of the United States are subject to international regulatory requirements that vary from country to country, and approval for sale internationally may take more or less time than that required for FDA approval. We have obtained CE certification for the EnSite catheter and for the EnSite 3000 clinical workstation, allowing us to sell our products in member countries of the European Union. We may encounter significant costs and requests for additional information in continuing our efforts to obtain regulatory approvals in other countries, which could substantially delay or preclude us from marketing our products internationally.

     Marketing approvals, if granted, may require us to limit the indicated use of our product. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Product approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following the initial marketing. We will be required to follow FDA regulations regarding Good Manufacturing Practices and similar regulations in other countries, which include testing, control, and documentation requirements. Ongoing compliance with Good Manufacturing Practices and other applicable regulatory requirements will be monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries. If we fail to comply with applicable regulatory requirements, we could be subjected to warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant premarket approval, withdrawal of approvals and criminal prosecution.

     We cannot assure you that we will be able to obtain the necessary regulatory approvals on a timely basis or at all. Delays in receipt of or failure to receive the approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements would have a material and adverse effect on our business, financial condition and results of operations.

TREATMENTS USING THE ENSITE SYSTEM MAY NOT BE AVAILABLE TO PATIENTS

     We have developed the EnSite System to diagnose tachycardia and assist electrophysiologists in selecting among treatment options. Current treatments for VT include drugs, implantable defibrillators, surgery and, potentially, catheter ablation. We believe that the EnSite System will enable increased use of catheter ablation for treating complex VT. Because ablation treatment for VT is relatively new and untested, the long term effects of ablation on patients are unknown. As a result, the long term success of ablation therapy in treating VT will not be known for several years. To date, no medical devices for treating VT patients in the United States through catheter ablation have been approved by the FDA. Catheter ablation devices require PMA approval by the FDA, which may not be granted in the near future or at all. Accordingly, we cannot assure you that a catheter ablation market will develop. Moreover, even if medical devices for catheter ablation are approved by the FDA, we cannot assure you that the market for treating VT through catheter ablation will develop or that the EnSite System will prove useful in diagnosing VT for treatment by catheter ablation products. We are not in the process of developing a catheter for ablation treatment and are entirely dependent upon other medical device companies to develop those devices. If the medical devices for treating VT through catheter ablation are not approved by the FDA or, even with FDA approval, if a market for treating VT by catheter ablation does not develop, our business, financial condition and results of operations could be materially and adversely affected.


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OUR PRODUCTS MAY BE UNABLE TO DIAGNOSE ATRIAL FIBRILLATION AND FLUTTER

     In addition to assisting the diagnosis of VT, we intend to apply the EnSite System to the diagnosis of SVT, including atrial fibrillation and flutter. However, we have conducted only limited clinical studies of our technology on patients suffering from atrial fibrillation and flutter. We may be unable to successfully extend our technology to the mapping of SVT or obtain regulatory approval to test and market any products developed using the technology to map SVT. We have made, and expect to continue to make, significant research and development expenditures to extend our technology to the diagnosis of SVT. We cannot assure you that we will realize any benefit from these expenditures.

     SVT is a complex disease and the subject of continuing research. The therapies presently available for atrial fibrillation and flutter are in the developmental stage with no proven effectiveness. Even if we are successful in extending our technology to provide products that are capable of diagnosing atrial fibrillation and flutter, we cannot assure you that treatments for atrial fibrillation and flutter will exist that will require the diagnostic capabilities of any of our products. As a result, a commercial market may never develop for any product we develop for the diagnosis of SVT. We have no present intention to develop any medical devices on our own for the treatment of atrial fibrillation and flutter.

OUR PRODUCTS MAY NOT SUCCEED IN THE MARKET

     The commercial success of the EnSite System depends upon the number of diagnostic procedures performed by electrophysiologists using the system. Our system may not gain any significant degree of market acceptance among electrophysiologists, patients, health care insurers and managed care providers. Electrophysiologists will not recommend diagnostic procedures until clinical data demonstrate the safety and efficacy of those procedures. Even if we demonstrate the safety and efficacy of the EnSite System, electrophysiologists and other physicians may elect not to recommend the procedures for any number of other reasons, including the availability of alternative procedures and treatment options, or inadequate levels of reimbursement. Broad use of the EnSite System will require time-consuming training of electrophysiologists, which could adversely also affect market acceptance. If our products are not accepted by the market, our business, financial condition and results of operations would be materially and adversely affected.

WE FACE SIGNIFICANT INDUSTRY COMPETITION

     The cardiac medical device market is highly competitive, and the EnSite System is a new technology that must compete with more established devices. Certain of our competitors are developing new approaches and new products for diagnosing VT and SVT for which regulatory approval has not been granted, including contact mapping systems using multi-electrode basket contact catheters and single-point mapping technologies. Certain of our competitors have integrated product lines that include products for both diagnosis and ablation treatment, which may afford them opportunities for product bundling and other marketing advantages. Many of our competitors have an established presence in the field of electrophysiology and established relationships with electrophysiology labs. Many of our competitors have substantially greater financial and other resources than we do, including larger research and development staffs and more experience and capabilities in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. Some of our competitors may achieve patent protection, regulatory approval or product commercialization more quickly than us, which may decrease our ability to compete.

OUR PRODUCTS MAY BECOME OBSOLETE IF WE ARE UNABLE TO ANTICIPATE AND ADAPT TO RAPIDLY CHANGING TECHNOLOGY

     The medical device industry is subject to rapid technological innovation and, consequently, the life cycle of any particular product is short. Alternative diagnostic systems or other discoveries and developments with respect to mapping tachycardia may render our products obsolete. Furthermore, the greater financial and other resources of many of our competitors may permit them to respond more rapidly than us to technological advances. If we fail to demonstrate the safety, benefit, efficacy and cost effectiveness of our products as compared to those of our competitors, or if we


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fail to develop new technologies and products before our competitors, our business, financial condition and results of operations would be materially and adversely affected.

WE DEPEND ON OUR PATENTS AND PROPRIETARY TECHNOLOGY, WHICH WE MAY NOT BE ABLE TO PROTECT

     Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing the intellectual property rights of others. The patent positions of medical device companies are uncertain and involve complex and evolving legal and factual questions. We cannot assure you that any of our pending or future patent applications will result in issued patents, that any current or future patents will not be challenged, invalidated or circumvented, that the scope of any of our patents will exclude competitors or that the patent rights granted to us will provide us any competitive advantage. We may discover that our technology infringes patents or other rights owned by others, and we cannot be certain that we were the first to make the inventions covered by each of our issued patents and our pending patent applications, or that we were the first to file patent applications for such inventions. In addition, we cannot assure you that our competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

     In addition to patents, we rely on trade secrets and proprietary knowledge that we seek to protect, in part, through confidentiality agreements with employees, consultants and others. We cannot assure you that our proprietary information or confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.

WE MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS WHICH WOULD BE COSTLY TO RESOLVE

     There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and our competitors may resort to intellectual property litigation as a means of competition. Intellectual property litigation is complex and expensive and the outcome is difficult to predict. We cannot assure you that we will not become subject to patent infringement claims or litigation, or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions. Litigation or regulatory proceedings may also be necessary to enforce our patent or other intellectual property rights. We may not always have the financial resources to assert patent infringement suits or to defend ourselves from claims. An adverse result in any litigation could subject us to liabilities to, or require us to seek licenses from or pay royalties to, others that may be substantial. Furthermore, we cannot assure you that the necessary licenses would be available to us on satisfactory terms, if at all.

WE HAVE LIMITED MANUFACTURING EXPERIENCE

     We have limited experience in manufacturing the EnSite catheter and the patient interface unit of the EnSite System. We currently manufacture our products in limited quantities for laboratory and clinical testing and only have begun to manufacture our products for commercial sale. We have no experience manufacturing our products in the volumes that will be necessary for us to achieve significant commercial sales, and we cannot assure you that reliable, high-volume manufacturing capacity can be established or maintained at commercially reasonable costs. If we receive regulatory approval for our products, we will need to expend significant capital resources and develop the necessary expertise to establish large-scale manufacturing capabilities. We may encounter the following difficulties in scaling up production of our products:

     -    problems involving production yields,
     -    quality control and assurance,
     -    component supply shortages,
     -    shortages of qualified personnel,
     -    compliance with FDA and foreign regulations, or
     - the need for further FDA or foreign regulatory approval of new manufacturing processes.


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     Our manufacturing facilities will be periodically inspected by United
States and foreign regulatory authorities. In order to manufacture products for sale in the United States, our operations must undergo "Good Manufacturing Practices" compliance inspections conducted by the FDA. Our facilities and manufacturing processes have not yet undergone any inspections by the FDA. We will also be required to comply with ISO 9001 and 9002 and CE Mark standards in order to sell our products in Europe. We received ISO 9001 certification for our catheter and quality system in August 1997 and ISO 9002 certification for the clinical workstation and a CE Mark for each of the EnSite catheter and the clinical workstation in the first quarter of 1998. If we fail to comply with Good Manufacturing Practices or ISO 9001 and 9002 and CE Mark standards in future audits, we may be required to modify our manufacturing policies and procedures. In addition, we may be required to stop all or part of our operations until we can demonstrate that appropriate steps have been taken to comply with the regulations.

WE DEPEND ON A FEW SUPPLIERS FOR KEY COMPONENTS OF OUR PRODUCTS

     We purchase raw materials and certain key components of our products, including the computer workstation and certain components for our catheter, from one or a few suppliers. For certain of these components, there are relatively few alternative sources of supply. We currently have no agreements that would assure delivery of raw materials and components from alternate suppliers. Establishing additional or replacement suppliers for any of the components used in our products, if required, may not be accomplished quickly and could involve significant additional costs. If our suppliers are unable to provide an adequate supply of components in a timely manner, or if we are unable to locate qualified alternate suppliers for materials and components at a reasonable cost, our business, financial condition and results of operations could be materially and adversely affected. In the event we had to replace a single source supplier, a new supplier would be required to meet Good Manufacturing Practices and other regulatory standards.

WE HAVE LIMITED COMMERCIAL SALES AND MARKETING EXPERIENCE

     We have limited experience marketing the EnSite System. We cannot assure you that we will be able to build and maintain a suitable sales force or enter into or maintain satisfactory marketing arrangements with others. Our sales and marketing efforts may not be successful.

WE WILL NEED TO CAREFULLY MANAGE OUR EXPANDING OPERATIONS

     In order to complete clinical trials in progress, prepare additional products for clinical trials, and develop future products, we believe that we will be required to expand our operations, particularly in the areas of research and development, manufacturing, quality assurance and sales and marketing. As we expand our operations in these areas, the expansion will likely result in new and increased responsibilities for management. To accommodate any growth and compete effectively, we must implement and improve our information systems, procedures, and controls, and expand, train, motivate and manage our work force. Our future success will depend significantly on the ability of our current and future management to operate effectively. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our future operations.

INTERNATIONAL OPERATIONS WILL EXPOSE US TO ADDITIONAL RISKS

     We plan to market the EnSite System through distributors in international markets, once we receive the required foreign regulatory approvals, and sales in foreign markets are initially expected to be our only source of revenue. We have entered into a distribution agreement granting Medtronic exclusive distribution rights for our products in Canada, Europe and Japan and certain rights for distribution in other regions outside of the United States. In the first quarter of 1998, we received ISO 9002 certification for our workstation and a CE Mark for each of the EnSite catheter and the clinical workstation, allowing us to begin selling our products in member countries of the European Union. We have no distribution arrangements for other international markets, and currently retain all distribution rights in the United States. We cannot assure you that international distributors for our products will devote adequate resources to selling our products.


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     Changes in overseas economic conditions, currency exchange rates, foreign tax laws or tariffs or other trade regulations could materially and adversely affect on our ability to market our products internationally. Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which we operate or our products are sold. We may depend on foreign distributors and agents for compliance and adherence to foreign laws and regulations.

OUR SUCCESS MAY DEPEND ON ACHIEVING ADEQUATE LEVELS OF THIRD-PARTY REIMBURSEMENT

     Sales of our products will depend largely on the availability of adequate reimbursement for tachycardia diagnostic procedures from third-party payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. In the United States, our products, if and when approved for commercial sale, would be purchased primarily by health care providers such as doctors and hospitals who will then seek to be reimbursed for the health care services provided to their patients. Third-party payors are increasingly challenging the pricing of medical products and procedures they consider unnecessary, inappropriate, not cost-effective, experimental or used for a non-approved indication. Even if a procedure is eligible for reimbursement, the level of reimbursement may not be adequate to enable us to achieve or maintain market acceptance of our products or maintain price levels which exceed our costs of developing and manufacturing our products.

     It is anticipated that our EnSite catheter will be sold at a premium compared to existing single point catheters used in current diagnostic or mapping procedures. In addition, an initial capital outlay will be required for the EnSite clinical workstation. Assuming no increase in the level of reimbursement for cardiovascular procedures utilizing our products, we will be required to justify the relative increased cost of using the EnSite System.
This will require us to demonstrate the enhanced benefits of the EnSite System to health care providers and payors in terms of such factors as enhanced patient procedural efficiencies, reduced radiation exposure and improved patient outcomes. Without adequate support from third-party payors, the market for our products may be severely limited.

     Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on us. Reforms may include mandated basic health care benefits, limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, greater reliance on prospective payment systems, the creation of large insurance purchasing groups and fundamental changes to the health care delivery system. We anticipate that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies. We cannot predict whether any reform proposals will be adopted or what impact they may have on us.

     Reimbursement systems in international markets vary significantly by country and by region within some countries. Many international markets have government managed health care systems that control reimbursement for new devices and procedures. In most international markets, there are private insurance systems as well as government managed systems. We cannot assure you that reimbursement for our products will be available in international markets under either government or private reimbursement systems.

OUR PRODUCTS MAY EXPOSE US TO COSTLY LITIGATION

     We may be exposed to product liability claims if a patient is adversely affected by our products. We currently carry product liability insurance covering our clinical trial operations with an aggregate limit of $5 million.
We cannot assure you that our existing insurance coverage limits are adequate to cover any liabilities we might incur in connection with the distribution of our products. Although we expect to obtain product liability insurance coverage in connection with the commercialization of the EnSite System, insurance may not be available on commercially reasonable terms, if at all. Insurance, even if obtained, might not adequately cover any product liability claim.


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WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT FUTURE LOSSES

     We have generated limited revenue and have sustained significant operating losses each year since our inception. We expect our losses to continue at least through 1999. We may never generate substantial operating revenues or achieve profitability. Our ability to generate revenues from operations and make a profit depends upon successful development, regulatory approval, manufacturing and commercialization of the EnSite System and our successful transition from a research and development company to a manufacturing and sales company.

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS

     We may require substantial funds to meet our working capital requirements for continued research and development, testing, regulatory approval and full-scale commercial introduction of our EnSite System. In order to meet our funding needs, we may be required to raise additional funds through public or private financings, including the sale of equity or debt. Any additional equity financings may dilute current stockholders, and debt financing, if available, may involve restrictive covenants. Adequate funds for our operations, whether from financial markets or from other sources, may not be available when needed on attractive terms, if at all. Insufficient funds may require us to delay, scale back or eliminate some or all of our programs designed to facilitate the commercial introduction of the EnSite System or prevent commercial introduction altogether.

OUR SYSTEMS MAY BE SUBJECT TO YEAR 2000 PROBLEMS

     We have formed a project team consisting of representatives from our information technology, finance, manufacturing, product development and quality department to address internal and external Year 2000 issues. Based on our assessment to date, we believe we will not experience any material disruption as a result of Year 2000 problems in our financial, internal manufacturing processes or the EnSite 3000 System. However, we cannot guarantee that the systems of other companies on which we rely will be converted in a timely manner, or that a failure to convert by another company, or a conversion that is incompatible with our systems, would not have a material and adverse effect on us. We have not yet developed a contingency plan in the event of various problem scenarios, but we will assess the need to develop a plan based on the outcome of our validation phase of our Year 2000 compliance program and the results of surveying our major suppliers. Assuming no major disruption in service from utility companies or other critical third-party providers, we believe that we will be able to manage our total Year 2000 transition without any material effect on our results of operations or financial condition. We cannot assure you, however, that unexpected difficulties will not arise and, if so, that we will be able to timely develop and implement a contingency plan.


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